MIX TELEMATICS LIMITED (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX Telematics”)

DEALINGS IN SECURITIES BY A DIRECTOR OF MIX TELEMATICS AND BY DIRECTORS OF MAJOR SUBSIDIARIES OF MIX TELEMATICS

Shareholders are advised of the following information relating to dealings in securities by a director of MiX Telematics and by directors of MiX Telematics Africa Proprietary Limited, MiX Telematics International Proprietary Limited and MiX Telematics Investments Proprietary Limited (which are major subsidiaries of MiX Telematics):

Name of director:	Richard Bruyns
Transaction date:	4 March 2016
Class of securities:	Ordinary shares
Number of securities:	29 000
Price per security:	R2.25
Total value:	R65 250.00
Nature of transaction:	On-market purchase
Nature and extent of director’s interest:	Indirect beneficial
Clearance to deal received:	Yes

Name of director:	Rory McWilliams
Name of subsidiary company:	MiX Telematics International Proprietary Limited
Transaction date:	8 March 2016
Class of securities:	Ordinary shares
Number of securities:	250 000
Price per security:	R1.12
Total value:	R280 000.00
Nature of transaction:	Off-market exercise of the share options granted under the MiX Telematics Group Executive Incentive Scheme
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Gert Pretorius
Name of subsidiary companies:	MiX Telematics Africa Proprietary Limited and MiX Telematics Investments Proprietary Limited
Transaction date:	8 March 2016
Class of securities:	Ordinary shares
Number of securities:	125 000
Price per security:	R1.12
Total value:	R140 000.00
Nature of transaction:	Off-market exercise of the share options granted under the MiX Telematics Group Executive Incentive Scheme
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

9 March 2016

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